UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-52989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2012** and ending **December 31, 2012**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Jump Trading, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
600 West Chicago, Suite 825
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Carey Harrold	(312) 205-8900
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 North Michigan Avenue
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Carey Harrold**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Jump Trading, LLC** as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

NONE

Carey Harrold
Signature

C.F.O.
Title



Official Seal
Regina R Martin
Notary Public State of Illinois
My Commission Expires 11/17/2014

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

ASSETS	
Cash and cash equivalents	$ 18,242,675
U.S. treasuries, at fair value	181,016,736
Due from broker-dealers and clearing organizations	86,912,675
Money market funds	60,289,109
Securities owned, at fair value	29,318,550
Due from related parties	4,264,075
Memberships in exchanges, at cost (fair value $15,910,000)	15,693,484
Other assets	62,560
TOTAL ASSETS	$ 395,799,864

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Securities sold, not yet purchased, at fair value	$ 56,628,883
Due to broker-dealers and clearing organizations	111,784
Accounts payable and accrued expenses	106,312,167
Due to related parties	12,293,800
Total Liabilities	175,346,634
MEMBER'S EQUITY	220,453,230
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 395,799,864

See notes to financial statements.